As filed with the Securities and Exchange Commission on July 24, 2007

Securities Act File No. 333-139818
Investment Company Act File No. 811-21759

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

FORM N-14
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_________________

Pre-Effective Amendment No.
Post-Effective Amendment No. 1
_________________

BLACKROCK GLOBAL DYNAMIC EQUITY FUND
(Exact name of Registrant as Specified in Charter)
_________________
(800) 441-7762
(Area Code and Telephone Number)
_________________

800 Scudders Mill Road
Plainsboro, New Jersey 08536

(Address of Principal Executive Offices:
Number, Street, City, State, Zip Code)
_________________

Robert C. Doll, Jr.
BlackRock Global Dynamic Equity Fund
800 Scudders Mill Road, Plainsboro, New Jersey 08536
Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011

(Name and Address of Agent for Service)
_________________

copies to:

Counsel for the Fund:
Frank P. Bruno, Esq.	BlackRock Advisors, LLC
Sidley Austin LLP	100 Bellevue Parkway
787 Seventh Avenue	Wilmington, Delaware 19809
New York, New York 10019
_________________

No filing fee is required because of reliance on Section 24(f) of the Investment Company Act of 1940.

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-139818) (the “N-14 Registration Statement”) consists of the following:

(1)           Facing Sheet of this Registration Statement

(2)           Part C of this Registration Statement (including signature page).

Parts A and B to the N-14 Registration Statement are unchanged from the Combined Prospectus/Proxy Statement and Statement of Additional Information filed on February 12, 2007 contained in Pre-Effective Amendment No. 1 to the N-14 Registration Statement.

This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin LLP, counsel for the Registrant, as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of BlackRock Global Value Fund, Inc. into BlackRock Global Dynamic Equity Fund.

PART C

OTHER INFORMATION

Item 15. Indemnification

Reference is made to Article VII of the Registrant’s Agreement and Declaration of Trust (the “Declaration of Trust”), Section 3817 of the Delaware Statutory Trust Act (Title 12 of the Delaware Code) and Section 9 of each Unified Distribution Agreement. Pursuant to its organizational documents and the applicable provisions of certain agreements, the trustees, officers, employees and agents of the Trust will be indemnified to the maximum extent permitted by Delaware law, and the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Article VII, Section 2 of the Registrant’s Declaration of Trust provides:

Section 2. Indemnification and Limitation of Liability of Trustees and Others.

        (1) Agents, Proceedings, Expenses. For the purpose of this Article, “agent” means any Person who is or was a Trustee, employee or other agent of the Trust or is or was serving at the request of the Trust as a trustee, director, officer, employee or agent of another organization in which the Trust has any interest as a shareholder, creditor or otherwise; “proceeding” means any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including appeals); and “expenses” includes, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.

        (2) Trustees. The Trustees shall be entitled to the protection against personal liability to any person other than the Trust or its Shareholders for any act, omission or obligation of the Trust or any Trustee under Section 3803(b) of the Delaware Act. No Trustee shall be liable to the Trust or its Shareholders for any act or omission or any conduct whatsoever (including, without limitation, any breach of fiduciary duty and the failure to compel in any way any former or acting Trustee to redress any breach of fiduciary duty or trust) provided that nothing contained herein shall protect any Trustee against any liability to the Trust or its Shareholders to which he would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his duties as a Trustee. The Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, Manager, adviser, sub-adviser or Principal Underwriter of the Trust.

        (3) Officers, Employees or Agents of the Trust. The officers, employees and agents of the Trust shall be entitled to the protection against personal liability to any person other than the Trust or its Shareholders for any act, omission or obligation of the Trust or any Trustee under Section 3803(c) of the Delaware Act. No officer, employee or agent of the Trust shall be liable to the Trust or its Shareholders for any act or omission or any conduct whatsoever (including, without limitation, any breach of fiduciary duty and the failure to compel in any way any former or acting Trustee to redress any breach of fiduciary duty or trust) provided that nothing contained herein shall protect any officer, employee or agent against any liability to the Trust or its Shareholders to which he would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his duties as an officer, employee or agent.

(4) Fiduciary Duty.

        (i) To the extent that, at law or in equity, a Trustee has duties (including fiduciary duties) and liabilities relating thereto to the Trust, the Shareholders or to any other Person, a Trustee acting under this Declaration of Trust shall not be liable to the Trust, the Shareholders or to any other Person for his good faith reliance on the provisions of this Declaration of Trust. The provisions of this Declaration of Trust, to the extent that they restrict the duties and liabilities of the Trustees otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Trustees.

(ii) Unless otherwise expressly provided herein:

whenever a conflict of interest exists or arises between any Trustee or any of his Affiliates, on the one hand, and the Trust or any Shareholder or any other Person, on the other hand; or

whenever this Declaration or any other agreement contemplated herein or therein provides that the Trustees shall act in a manner that is, or provides terms that are, fair and reasonable to the Trust, any Shareholders or any other Person, the Trustees shall resolve such conflict of interest, take such action or provide such terms, considering in each case the relative interest of each party (including their own interest) to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable generally accepted accounting practices or principles. In the absence of bad faith by the Trustees, the resolution, action or terms so made, taken or provided by the Trustees shall not constitute a breach of this Declaration or any other agreement contemplated herein or of any duty or obligation of the Trustees at law or in equity or otherwise.

        (iii) Notwithstanding any other provision of this Declaration or otherwise applicable law, whenever in this Declaration the Trustees are permitted or required to make a decision in their “discretion” or under a grant of similar authority, the Trustees shall be entitled to consider such interests and factors as they desire, including their own interests, and, to the fullest extent permitted by applicable law, shall have no duty or obligation to give any consideration to any interest of or factors affecting the Trust, the Shareholders or any other Person; or in “good faith” or under another express standard, the Trustees shall act under such express standard and shall not be subject to any other or different standard.

Article VII, Section 3 of the Registrant’s Declaration of Trust further provides:

Section 3. Indemnification. The Trust shall indemnify each of its Trustees, officers, employees, and agents (including persons who serve at its request as directors, officers or trustees of another organization in which it has any interest, as a shareholder, creditor or otherwise) against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or thereafter, by reason of his being or having been such a Trustee, officer, employee or agent, except with respect to any matter as to which he shall have been adjudicated to be liable to the Trust or its Shareholders by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his duties; provided, however, that as to any matter disposed of by a compromise payment by such Person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless there has been a determination that such Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (i) by the court or other body approving the settlement or other disposition, or (ii) by a reasonable determination, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct, which determination shall be made by a majority of a quorum of Trustees who are neither Interested Persons of the Trust nor parties to the action, suit or proceeding, or (iii) by written opinion from independent legal counsel based upon review of readily available facts (as opposed to a full trial-type inquiry) approved by the Trustees. The rights accruing to any Person under these provisions shall not exclude any other right to which he may be lawfully entitled; provided that no Person may satisfy any right of indemnity or reimbursement granted herein or to which he may be otherwise entitled except out of the Trust Property. The Trust may make at any time advance payments for expenses in connection with the defense of any claim, action, suit or proceeding of the character described herein; provided that any advance payment of expenses by the Trust to any Trustee, officer, employee or agent shall be made only upon the undertaking by such Trustee, officer, employee or agent to repay the advance if it is ultimately determined that he is not entitled to indemnification as above provided, and only if one of the following conditions is met:

(1) the Trustee, officer, employee or agent to be indemnified provides appropriate security for his undertaking; or

(2) the Trust is insured against losses arising by reason of any such advance payments; or

        (3) there is a determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Trustee, officer, employee or agent to be indemnified ultimately will be entitled to indemnification, which determination shall be made by:

(i) a majority of a quorum of Trustees who are neither Interested Persons of the Trust nor parties to the matter; or

(ii) an independent legal counsel in a written opinion.

Article VII, Section 4 of the Registrant’s Declaration of Trust further provides:

Section 4. No Bond Required of Trustees. No Trustee shall be obligated to give any bond or other security for the performance of any of his duties hereunder.

Article VII, Section 6 of the Registrant’s Declaration of Trust further provides:

Section 6. Insurance. The Trust may purchase and maintain insurance for the protection of the Trust Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible liabilities, and such other insurance as the Trustees in their sole judgment shall deem advisable. The rights of indemnification herein provided may be insured against by policies maintained by the Trust on behalf of any agent, shall be severable, shall not be exclusive of or affect any other rights to which any agent may now or hereafter be entitled and shall inure to the benefit of the heirs, executors and administrators of any agent.

In Section 9 of each Unified Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act against certain types of civil liabilities arising in connection with the Registration Statement or the Prospectus and Statement of Additional Information.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

Ex. Number		Description
1(a)	—	Certificate of Trust, dated April 22, 2005.(a)
(b)	—	Agreement and Declaration of Trust of the Registrant.(a)
(c)	—	Certificate of Amendment to Certificate of Trust.(b)
(d)	—	Form of Amended Agreement and Declaration of Trust.(b)
(e)	—	Form of Certificate of Amendment to Certificate of Trust changing the name of the Registrant to BlackRock Global Dynamic Equity Fund.(j)
2	—	Amended and Restated By-Laws of the Registrant.(b)

3	—	Not applicable.
4	—	Form of Agreement and Plan of Reorganization by and between BlackRock Global Dynamic Equity Fund and BlackRock Global Value Fund, Inc.(r).
5	—	Portions of the Agreement and Declaration of Trust and the By-Laws of the Registrant defining rights of shareholders.(c)
6(a)	—	Form of Investment Management Agreement between the Registrant and BlackRock Advisors, LLC (the “Manager”).(j)
(b)	—	Form of Sub-Investment Advisory Agreement between the Manager and BlackRock Investment Management, LLC.(j)
(c)	—	Form of Sub-Investment Advisory Agreement between the Manager and BlackRock Asset Management U.K. Limited.(j)
7(a)	—	Form of Unified Distribution Agreement between the Registrant and FAM Distributors, Inc. (“FAMD”).(i)
(b)	—	Form of Unified Distribution Agreement between the Registrant and BlackRock Distributors, Inc. (“BDI”).(h)
8	—	None
9	—	Form of Custody Agreement between the Registrant and Brown Brothers Harriman & Co.(d)
10(a)	—	Form of Investor A Distribution Plan.(i)
(b)	—	Form of Investor B Distribution Plan.(i)
(c)	—	Form of Investor C Distribution Plan.(i)
(d)	—	Form of Class R Distribution Plan.(i)
(e)	—	Form of Plan pursuant to Rule 18f-3.(h)
11	—	Opinion and Consent of Richards, Layton & Finger, P.A., special counsel for the Registrant.(r)
12	—	Tax opinion and consent of Sidley Austin LLP, tax counsel for the Registrant and BlackRock Global Value Fund, Inc.
13(a)	—	Certificate of Fund Asset Management, L.P.(b)
(b)	—	Form of Transfer Agency Agreement between the Registrant and PFPC Inc.(s)
(c)	—	Administrative Services Agreement between the Registrant and State Street Bank and Trust Company.(e)
(d)	—	Credit Agreement among the Registrant, a syndicate of banks and certain other parties.(k)
(e)	—	Form of Securities Lending Agency Agreement between the Registrant and QA Advisors LLC (now BlackRock Investment Management, LLC) dated August 10, 2001.(f)
14	—	Consent of Deloitte & Touche LLP, independent registered public accounting firm for the Registrant and BlackRock Global Value Fund, Inc.(r)
15	—	None
16	—	Power of Attorney.(q)
17(a)	—	Form of Proxy Card for shareholders of BlackRock Global Value Fund, Inc.(r)
(b)	—	Prospectus and Statement of Additional Information of BlackRock Global Dynamic Equity Fund, each dated October 2, 2006.(l)
(c)	—	Prospectus and Statement of Additional Information of BlackRock Global Value Fund, Inc., each dated October 2, 2006.(m)
(d)	—	Annual Report to Shareholders of BlackRock Global Dynamic Equity Fund for the year ended October 31, 2006.(n)
(e)	—	Annual Report to Shareholders of BlackRock Global Value Fund, Inc. for the year ended December 31, 2005.(o)
(f)	—	Semi-Annual Report to Shareholders of BlackRock Global Value Fund, Inc. for the six months ended June 30, 2006.(p)

(g)	—	Code of Ethics.(g)
____________
(a)	Filed on April 27, 2005 as an Exhibit to the Registrant’s Registration Statement on Form N-1A (File No. 333-124372)(the “Registration Statement”).
(b)	Filed on August 5, 2005 as an Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.
(c)
Reference is made to Article III, Article V, Article VI and Article VIII (Sections 4 and 9), of the Registrant’s Amended Agreement and Declaration of Trust, as amended, filed as Exhibits 1(d) and 1(e) to the Registration Statement, and Article III, Article X (Section 4), and Article XII of the Registrant’s Amended and Restated By-Laws filed as Exhibit 2 to the Registration Statement.

(d)	Incorporated by reference to Exhibit 7 to Amendment No. 2 to the Registration Statement on Form N-1A of Master Large Cap Series Trust (File No. 811-09739) filed on January 30, 2002.
(e)
Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Merrill Lynch Focus Twenty Fund, Inc. (File No. 333-89775) filed on March 20, 2001.

(f)
Incorporated by reference to Exhibit 8(f) to Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A of Merrill Lynch Global Technology Fund, Inc. (File No. 333-48929) filed on July 24, 2002.

(g)
Incorporated by reference to Exhibit (r) to Post-Effective Amendment No. 15 to the Registration Statement on Form N-2 of BlackRock Senior Floating Rate Fund, Inc. (File No. 333-39837) filed on November 13, 2006.

(h)	Incorporated by reference to an Exhibit to Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A of Merrill Lynch Bond Fund, Inc. (File No. 2- 62329), filed on July 21, 2006.
(i)	Incorporated by reference to an Exhibit to Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A of Merrill Lynch Bond Fund, Inc. (File No. 2- 62329), filed on September 15, 2006.
(j)	Filed on September 26, 2006 as an Exhibit to Post-Effective Amendment No. 2 to the Registration Statement.
(k)
Incorporated by reference to Exhibit 8(b)(7) to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of BlackRock Fundamental Growth Fund, Inc. (File No. 33-47875), filed on December 21, 2006.

(l)	Incorporated by reference to Post Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (File No. 333-124372) filed on September 26, 2006.
(m)	Incorporated by reference to Post Effective Amendment No. 14 to the Registration Statement on Form N-1A of BlackRock Global Value Fund, Inc. (File No. 333-1663) filed on September 26, 2006.
(n)	Annual Report to Shareholders of Registrant for the year ended October 31, 2006. Previously filed on Form N-CSR (File No. 811-21759) on January 10, 2007 and incorporated herein by reference.
(o)
Annual Report to Shareholders of BlackRock Global Value Fund, Inc. for the year ended December 31, 2005. Previously filed on Form N-CSR (File No. 811-07561) on March 3, 2006 and incorporated herein by reference.

(p)
Semi-Annual Report to Shareholders of BlackRock Global Value Fund, Inc. for the six months ended June 30, 2006. Previously filed on Form N-CSR (File No. 811-07651) on September 6, 2006 and incorporated herein by reference.

(q)	Included on signature page of initial filing of this Registration Statement on Form N-14 (File No. 333-139818) (the “N-14 Registration Statement”) filed on January 5, 2007.
(r)	Filed on February 12, 2007 as an Exhibit to this N-14 Registration Statement.
(s)
Incorporated by reference to Exhibit 8(b) to Post-Effective Amendment No. 48 to the Registration Statement on Form N-1A of BlackRock Variable Series Funds, Inc. (File No. 2-74452) filed on April 23, 2007.

Item 17. Undertakings

        (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

        (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

        (3) The undersigned registrant agrees to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinion.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 24th day of July, 2007.

BLACKROCK GLOBAL DYNAMIC EQUITY FUND
(Registrant)

By:	/s/ Donald C. Burke
(Donald C. Burke, Vice President and Treasurer)

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date
ROBERT C. DOLL, JR.*	President (Principal Executive Officer) and Trustee
Robert C. Doll, Jr.

DONALD C. BURKE*	Vice President and Treasurer (Principal Financial and Accounting Officer)
Donald C. Burke

RONALD W. FORBES*	Trustee
Ronald W. Forbes

CYNTHIA A. MONTGOMERY*	Trustee
Cynthia A. Montgomery

JEAN MARGO REID*	Trustee
Jean Margo Reid

ROSCOE S. SUDDARTH*	Trustee
Roscoe S. Suddarth

RICHARD R. WEST*	Trustee
Richard R. West

*By: /s/Donald C. Burke		July 24, 2007
Donald C. Burke, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description
12	—	Tax opinion and consent of Sidley Austin LLP, tax counsel for the Registrant and BlackRock Global Value Fund, Inc.